Ting S. Chen tchen@cravath.com T+1-212-474-1794 New York	Bethany Pfalzgraf bpfalzgraf@cravath.com T+1-212-474-1728 New York

November 30, 2023

Thermo Fisher Scientific Inc.
Olink Holding AB (publ)
Schedule TO-T Filed October 31, 2023
Filed by Orion Acquisition AB and Thermo Fisher Scientific Inc.
File No. 005-93360

Dear Ms. Chalk and Messrs. Callaghan and Kim:

On behalf of Thermo Fisher Scientific Inc. (“Thermo Fisher” or “Parent”) and Orion Acquisition AB (“Buyer”), we are providing Thermo Fisher’s responses to the comments of the Staff of the Division of Corporate Finance (the “Staff”) of the U.S. Securities and Exchange Commission set forth in its letter dated November 13, 2023 (the “Comment Letter”), with respect to the Offer to Purchase, dated October 31, 2023, filed as Exhibit (a)(1)(A) to the above-referenced Tender Offer Statement on Schedule TO-T (the “Tender Offer Statement”).  Thermo Fisher is concurrently filing Amendment No. 5 to the Tender Offer Statement with an Amended and Restated Offer to Purchase, dated November 30, 2023, attached as Exhibit (a)(1)(H) (the “Offer to Purchase”) via EDGAR, and a courtesy copy of the Offer to Purchase marked to show changes to the Offer to Purchase is being sent to the Staff under separate cover.

For the Staff’s convenience, the text of the Staff’s comments is set forth below in italics, followed in each case by the responses of Parent and Buyer in standard typeset.  Terms not otherwise defined in this letter shall have the meanings set forth in the Offer to Purchase.  All references to page numbers in these responses are to the pages of the Offer to Purchase.

General

1.
We note that Olink is a foreign private issuer organized under the laws of Sweden. While Parent and Buyer need not disseminate offer materials in jurisdictions where it may not legally do so, it must accept tenders from all target shareholders, wherever located. See Rule 14d-10(a)(1). Please revise the disclosure (in bold and all caps) on pages iii-iv of the Offer to Purchase accordingly.

Response 1:

In response to the Staff’s comment, the disclosure on page iv of the Offer to Purchase has been supplemented to make clear that the Offer is open to all holders of Offer Securities in accordance with Rule 14d-10(a)(1).

2.
See our last comment above. We note the disclosure in the Offer to Purchase that Olink is incorporated in Sweden but its primary trading market is in the United States. Please explain in your response letter to what extent Swedish law applies to the Offer. That is, state whether, for purposes of Swedish law as it relates to this Offer, Sweden views U.S. regulation as primary (and explain why or why not). Additionally, in your response letter, describe the facts supporting bidders’ reliance on Rule 14d-1(d) in connection with this Offer, including the level of U.S. ownership in the Company.

Response 2:

In response to the Staff’s comment, on the advice of Thermo Fisher’s Swedish counsel, Parent respectfully advises that the Swedish Companies Act applies to Olink in its capacity as a public limited liability company organized in Sweden.  However, given that the Company’s securities are not listed on any Swedish exchange, the Swedish Takeover Code is not applicable to the Offer.

Chapter 22 of the Swedish Companies Act (SFS 2005:551) provides that, upon obtaining 90% plus one Share of the outstanding Shares, Buyer will become statutorily entitled to buy the remaining Shares not then held by the Buyer to accommodate 100% ownership in Olink by Parent and Buyer, and any person whose Shares may be so compulsorily acquired is correspondingly statutorily entitled to compel the Buyer to purchase its Shares.

Given that Olink’s ADSs are registered under Section 12 of the Exchange Act, the Offer must comply with the Exchange Act, including Regulation 14D and 14E thereunder, other than to the extent an exemption is available with respect to the Offer under Rule 14d-1(d) of the Exchange Act (“Tier II Relief”).  Parent has reviewed the conditions to the exemptive relief afforded by Rule 14d-1(d) of the Exchange Act and has determined that it is in compliance with these conditions with respect to the Offer as follows:

•	Olink is a foreign private issuer as defined in § 240.3b–4 and is not an investment company registered or required to be registered under the Investment Company Act of 1940;
•	U.S. holders do not hold more than 40 percent of the Offer Securities (as determined under Instructions 2 or 3 to paragraphs (c) and (d) of Rule 14d-1(d)); and
•	Parent complies with all applicable U.S. tender offer laws and regulations, other than those for which an exemption has been provided for under Tier II Relief.

In making this determination in accordance with Instruction 2, Parent selected as the measurement date October 17, 2023, the 14th day prior to the public announcement of the Offer (as permitted by Instruction 2(i)). In performing its calculations, Parent included Shares underlying ADSs, as required by Instruction 2(ii).

Based on (i) the representation made by Olink in the Purchase Agreement that, as of October 17, 2023, 124,342,715 Shares were issued and outstanding, (ii) the representation made by the Majority Owner in the Support Agreement that, as of October 17, 2023, the Majority Owner held 77,284,718 of 124,342,715 Shares, or 62.15% of total outstanding Shares and (iii) the representation made by the Majority Owner in the Support Agreement that none of Summa Equity AB, the Majority Owner or any member of their respective boards of directors is a U.S. Person, the proposed Offer qualifies for Tier II Relief pursuant to Rule 14d-1(d) under the Exchange Act.

3.
Refer to the following statement made on page ii, 8, and 12 of the Offer to Purchase: “In certain circumstances under the Support Agreement, to the extent permitted under applicable law, Buyer has the right to elect that a tendering shareholder instead withdraw its Shares from the Offer and transfer them directly to Buyer at a fixed price of $26.00 per Share, subject to the terms and conditions of the Support Agreement” (emphasis added). However, in separate parts of page 8 and 12 of the Offer to Purchase, you restate the above sentence, but substitute “a tendering shareholder” with “a Supporting Shareholder.” Please revise these statements to (1) discuss what constitutes “certain circumstances” for these purposes; (2) clarify that “a tendering shareholder” refers to the parties to the Support Agreement, and not all shareholders tendering their shares pursuant to the Offer, if true; and (3) otherwise make these statements consistent or explain the differences. Additionally, please explain in your response letter how such arrangement to transfer withdrawn Shares directly to Buyer outside the Offer is consistent with Rule 14e-5 or any exemption from that Rule. See also, our next comment below.

Response 3:

In response to the Staff’s comment, the disclosure on page ii of the Offer to Purchase, in response to the question “Have any Olink shareholders entered into agreements with Parent or any of its affiliates requiring them to tender their Shares?” on pages 8-9 of the Offer to Purchase and under the Introduction on page 14 of the Offer to Purchase has been supplemented to explain the circumstances under which Buyer has the right to require Supporting Shareholders to withdraw their tendered Shares from the Offer.  The disclosure on such pages has also been revised by replacing “a tendering shareholder” with “a Supporting Shareholder” when referring to the shareholders with respect to whom Buyer can exercise this right.

Parent respectfully submits that the arrangement to transfer withdrawn Shares directly to Buyer outside the Offer would be undertaken in accordance with Rule 14e-5(b)(12).  Please refer to our response to Comment #4 below.

4.
On page iii and page 13 of the Offer to Purchase, you state that Buyer and its affiliates and brokers may make certain purchases of Offer Securities outside of the United States before, during, or after the Offer Period to the extent permissible under Rule 14e-5 of the Exchange Act. In your response letter, please advise us which exception under Rule 14e-5(b) that you plan to rely upon for these outside purchases and outline the facts that you believe support your reliance on the exception identified.

Response 4:

Parent acknowledges the Staff’s comment and respectfully advises the Staff that any purchases of Offer Securities outside the Offer prior to the date that the Offer expires will be structured to comply with Rule 14e-5(b)(12).  Parent respectfully submits that such purchases would be subject to, and comply with, the conditions of such rule, given that:

a.	such purchases or arrangements to purchase will be conducted in accordance with the applicable laws of Sweden;

b.	Olink is a foreign private issuer;

c.	Parent reasonably expects that the Offer meets the conditions for reliance on the Tier II cross-border exemptions set forth in Rule 14d-1(d) (please see our response to Comment #2 above);

d.
no purchases or arrangements to purchase otherwise than pursuant to the Offer will be made to U.S. holders (for example, please see our responses to Comments #2 and #3 above regarding purchases under the Support Agreement from Supporting Shareholders that are not U.S. holders);

e.
the offering materials disclose prominently the possibility of purchases or arrangements to purchase subject securities or related securities outside of the Offer (see references to the Support Agreement on pages ii-iii of the Offer to Purchase, the response in the Summary Term Sheet on page 8 of the Offer to Purchase and in response to the question “Have any Olink shareholders entered into agreements with Parent or any of its affiliates requiring them to tender their Shares?”);

f.
Parent will provide public disclosure in the United States, to the extent that such information is made public in Sweden, of information regarding all purchases of Offer Securities otherwise than pursuant to the Offer until the Expiration Time; and

g.	The Offer Consideration will be increased to match any consideration paid outside of the Offer that is greater than the Offer Consideration.

Summary Term Sheet, page 1

5.
Prominently disclose in the Summary Term Sheet, and where else appropriate in the Offer to Purchase, bidders’ plans for the Company (and the impact on remaining Olink shareholders) if less than 90% of the outstanding Shares are tendered in the Offer. We note that according to disclosure on page 7 of the Offer to Purchase, bidders have the right to reduce or waive the Minimum Tender Condition. Here and where else appropriate in the Offer to Purchase, such as Section 13 “Purpose of the Offer; Plans for Olink,” explain what this will mean for shareholders, including but not limited to, the bidders’ ability to compulsorily or otherwise acquire any Shares not tendered in the Offer at acceptance levels below 90%. If Olink may continue to exist as a separate legal entity after the Offer, explain the impact to non-tendering shareholders under Swedish law.

Response 5:

In response to the Staff’s comment, the disclosure in the Summary Term Sheet in response to the question “If I decide not to tender, how will the Offer affect my Shares or ADSs?” on pages 10-11 of the Offer to Purchase, in Section 1—“Terms of the Offer” on page 17 of the Offer to Purchase and in Section 13—“Purpose of the Offer; Plans for Olink” on page 50 of the Offer to Purchase has been supplemented to state the bidders’ plans for the Company and the impact to non-tendering shareholders if less than 90% of the outstanding Shares are tendered in the Offer.

6.
Outline in the Summary Term Sheet the ways in which the conduct of this Offer will differ from a U.S. tender offer, including when payment will be made for tendered Shares consistent with Rule 14d-1(d). As one example only, indicate if Swedish law imposes a maximum limit on the term of the Offer, and what you will do if all conditions to the Offer, including the regulatory conditions, have not been satisfied by the Expiration Time. Provide explanatory disclosure similar to the second paragraph of the subsection entitled “Withdrawal Rights,” on page 21 of the Offer to Purchase, where you make the following general statement: “Under the `Tier II’ exemption, compliance with the requirements of home jurisdiction law or practice ... will satisfy the requirements of certain of the rules applicable to third-party tender offers under the Exchange Act, including rules relating to withdrawal rights.”

Response 6:

In response to the Staff’s comment, the disclosure in the Summary Term Sheet in response to the question “Can the Offer be extended and under what circumstances?” on page 4 of the Offer to Purchase and in the response to the question “If I accept the Offer, how will I get paid?” on page 7 of the Offer to Purchase has been supplemented to indicate that Buyer will comply with Rule 14e-1 of the Exchange Act and will not rely on any Tier II exemption with respect to prompt payment and extension of the Offer.

In response to the Staff’s comment, the disclosure in the Summary Term Sheet in response to the question “If I decide not to tender, how will the Offer affect my Shares or ADSs?” on page 10 of the Offer to Purchase has been supplemented to summarize the Tier II exemption for purchases outside the Offer, which Parent may rely on.

Respectfully, we submit that Buyer’s contemplated actions in the event that the conditions to the Offer, including the regulatory conditions, have not been satisfied by the Expiration Time are explained in the Summary Term Sheet in response to the question “Can the Offer be extended and under what circumstances?” on page 4 of the Offer to Purchase.  In respect of the Staff’s comment requesting disclosure of when payment will be made for tendered Shares consistent with Rule 14d-1(d), we respectfully submit that such timing of payment is also discussed in the Summary Term Sheet on page 7 of the Offer to Purchase in response to the question “If I accept the Offer, how will I get paid?”. Additionally, the disclosure in the Summary Term Sheet on page 4 of the Offer to Purchase in response to the question “Can the Offer be extended and under what circumstances?” and Section 1—“Terms of the Offer” on page 16 of the Offer to Purchase has been supplemented to note that Swedish law does not impose any limits on the term of the Offer.

7.
Under “Will there be a subsequent offering period?” on page 7 of the Offer to Purchase, disclose when and how Buyer will inform shareholders if it elects to provide a subsequent offering period. Additionally, please explain whether Shares tendered through that date would be taken up and purchased immediately or whether they could still be withdrawn.

Response 7:

In response to the Staff’s comment, the disclosure in the Summary Term Sheet in response to the questions “Will there be a subsequent offering period?” on page 8 of the Offer to Purchase, “If I accept the Offer, how will I get paid?” on page 7 of the Offer to Purchase and “Until what time may I withdraw previously tendered Offer Securities?” on page 7 of the Offer to Purchase, in addition to the disclosure in Section 2—“Payment” on page 19 of the Offer to Purchase and Section 4 —“Withdrawal Rights” on page 24 of the Offer to Purchase, has been supplemented to disclose when and how Buyer will inform shareholders if it elects to provide a subsequent offering period.  In addition, such sections have also been supplemented to explain that Shares tendered through that date will be purchased promptly and that, in accordance with Rule 14d-7(a)(2), shareholders will not have withdrawal rights during the subsequent offering period.

8.
On page 8 of the Offer to Purchase, you note that Buyer has the right under the Support Agreement to elect that a Supporting Shareholder who has tendered its Shares into the Offer instead withdraw its Shares and transfer them directly to Buyer, “to the extent permitted under applicable law.” Please explain when and why Buyer would exercise this option and the impact on shareholders not party to the Support Agreement. Additionally, explain the reference to applicable law and how it might limit Buyer’s right to make this election. Generally revise the Offer to Purchase to clarify whether, if the Offer is not consummated, bidders or their affiliates will still acquire the 66% of the outstanding Offer Securities subject to the Support Agreement.

Response 8:

In response to the Staff’s comment, under the Support Agreement, at any time prior to the expiration of the Offer, Parent may elect that Supporting Shareholders withdraw their tendered Shares.  Thereafter, each Supporting Shareholder has agreed to, no later than five Business Days following receipt of a Purchase Notice (as defined in the Support Agreement), which may be delivered no later than 15 days following the Expiration Time or termination of the Offer, transfer such Shares directly to Buyer for $26.00 per Share or ADS.

Any such exercise by Parent of its right to cause the transfer of such Shares and ADS directly to Buyer outside of the Offer pursuant to the Support Agreement during the pendency of the Offer is subject to compliance with Rule 14e-5(b)(12) of the Exchange Act and would not change the Offer Consideration paid for Offer Securities tendered in the Offer.  Please refer to Comment #4 above, which explains that any such purchases would be conducted in accordance with Rule 14e-5 of the Exchange Act.

In response to the Staff’s comment, the disclosure on page ii, the Summary Term Sheet in response to the question “Have any Olink shareholders entered into agreements with Parent or any of its affiliates requiring them to tender their Shares?” on page 8 and the Introduction on page 14 of the Offer to Purchase has been supplemented.  Please see our response to Comment #3 above.

9.
On page 8 of the Offer to Purchase, you state that Parent and Olink are party to “certain commercial arrangements.” Please expand this disclosure to briefly describe the nature of those commercial arrangements or direct shareholders to another place in the offer materials where this disclosure appears.

Response 9:

In response to the Staff’s comment, the disclosure in the Summary Term Sheet in response to the question “Has Buyer or Parent had any transactions with Olink prior to the Offer?” on page 9 of the Offer to Purchase has been supplemented to briefly describe the nature of the commercial arrangements between Parent and Olink.

10.
Under “If the Offer is completed, will Olink continue as a publicly traded company?” on page 9 of the Offer to Purchase, revise to specifically address the situation where the Offer is consummated but at an acceptance level lower than the 90% needed for the Compulsory Redemption. Provide similar disclosure in the next subsection on page 9 of the Offer to Purchase entitled “If I decide not to tender, how will the Offer affect my Shares or ADSs?”

Response 10:

In response to the Staff’s comment, the disclosure in the Summary Term Sheet in response to the question “If the Offer is completed, will Olink continue as a publicly traded company?” on pages 9-10 of the Offer to Purchase has been supplemented to specifically address the situation where the Offer is consummated but at an acceptance level lower than the 90% needed for the Compulsory Redemption.

In response to the Staff’s comment requesting revised disclosure in response to the question “If I decide not to tender, how will the Offer affect my Shares or ADSs” on pages 10-11 of the Offer to Purchase, please see our response to Comment #5 above.

Terms of the Offer, page 14

11.
Refer to the following statement made on page 5 and 14 of the Offer to Purchase:  “Notwithstanding the foregoing, Buyer may, in its sole discretion, decrease the threshold percentage required to meet the Minimum Tender Condition to a percentage no lower than [51%] of the issued and outstanding Shares.” Please revise to include that the Offer will remain open for at least five U.S. business days if such change to the Minimum Tender Condition is made. If you intend to rely on the accommodation for qualifying cross-border offers to avoid extending the offer period after such a reduction in the Minimum Tender Condition, please revise the offer materials to affirm your compliance with the conditions under which you may do so. See Section II.C.5 in SEC Release No. 33-8957 (October 9, 2008).

Response 11:

In response to the Staff’s comment, the disclosure in the Summary Term Sheet in response to the question “What are the most significant conditions to the Offer?” on pages 5-6 of the Offer to Purchase and in Section 1—“Terms of the Offer” on page 16 of the Offer to Purchase has been supplemented to note that the Offer will remain open for at least five U.S. business days if the Minimum Tender Condition is decreased.

Acceptance for Payment and Payment for Offer Securities, page 15

12.
Revise the disclosure in this section to indicate when payment will be made by Buyer after the acceptance of any tendered Shares. If payment will be made in accordance with Swedish law and Rule 14d-1(d), describe that process for the benefit of U.S. shareholders, specifically how long it will take. If Buyer could, consistent with applicable foreign law, allow the Offer Period to expire pending receipt of any necessary regulatory approvals, this fact should be prominently disclosed in the Offer to Purchase (including this section).

Response 12:

In response to the Staff’s comment, the disclosure in Section 2—“Payment” on page 18 of the Offer to Purchase has been supplemented to clarify that acceptance and payment for the Offer Securities is expected to be made promptly after the Acceptance Time in accordance with Rule 14e-1(c) of the Exchange Act.

Procedures for Accepting the Offer and Tendering Offer Securities, page 16

13.
On page 18 and 20 of the Offer to Purchase, you represent that all questions as to the validity, form, eligibility, and acceptance for payment of any tender of Shares or ADSs, respectively, will be determined in your sole discretion and will thus be viewed as “final and binding.” Please revise to remove the implication that shareholders may not challenge these determinations in a court of competent jurisdiction.

Response 13:

In response to the Staff’s comment, the disclosure in Section 3—“Procedures for Accepting the Offer and Tendering Offer Securities” on pages 21 and 23 of the Offer to Purchase has been supplemented to remove the implication that shareholders may not challenge determinations in a court of competent jurisdiction.

Withdrawal Rights, page 21

14.
Refer to the following statements made on page 21 of the Offer to Purchase: “Buyer is entitled, in connection with the Offer, to relief from certain provisions of Section 14(e) of the Exchange Act and Regulation 14E thereunder afforded under `Tier II’ of the SEC’s Cross-Border Tender Offer Rules and related interpretations issued by the Staff of the SEC. Under the `Tier II’ exemption, compliance with the requirements of the home jurisdiction law or practice (in this case, Sweden) will satisfy the requirements of certain of the rules applicable to third-party tender offers under the Exchange Act, including rules relating to withdrawal rights.” Here or in an appropriate parts of the Offer to Purchase, explain specifically how the terms of this Offer will differ than would otherwise be the case, absent your reliance on the Tier II cross-border exemptions, including with respect to withdrawal rights.

Response 14:

Please see our response to Comment #6 above.

Certain Information Concerning Parent and Buyer, page 26

15.
Please revise your disclosure in Schedule I to the Offer to Purchase to include the information required for any filing person and any person specified in General Instruction C of Schedule TO by Item 3 of Schedule TO and Item 1003(a) through (c) of Regulation M-A. For each natural person, your revised disclosure should include the principal business and address of his or her current principal occupation or employment and past material occupations, positions, offices or employment (during the past five years).

Response 15:

In response to the Staff’s comment, the disclosure in Schedule I of the Offer to Purchase has been supplemented with the information required for any filing person and any person specified in General Instruction C of Schedule TO by Item 3 of Schedule TO and Item 1003(a) through (c) of Regulation M-A.

Purpose of the Offer, Plan for Olink, page 47

16.
On page 48 of the Offer to Purchase, you state that the redemption price in the Compulsory Redemption may differ from the Offer Consideration if “special cause” so dictates. On page 52 of the Offer to Purchase, you state that Buyer believes that Rule 13e-3 will not be applicable to the Compulsory Redemption because “in the Compulsory Redemption, shareholders will receive the same price per Share as the Offer Consideration.” Please revise to reconcile these two contradictory statements. In addition, please address in your response letter how Buyer will satisfy the requirement that the consideration offered to unaffiliated security holders in the Compulsory Redemption be at least equal to the highest consideration offered during the Offer if “special cause” dictates a different redemption price than the Offer Consideration. See Rule 13e-3(g)(1). Finally, revise the disclosure here to explain what might constitute “special cause” for this purpose, and how it would affect the redemption price.

Response 16:

In response to the Staff’s comment, the disclosure in Section 13—“Purpose of the Offer; Plans for Olink” on page 50 of the Offer to Purchase and in Section 17—“Certain Legal Matters; Regulatory Approvals” on page 55 of the Offer to Purchase has been supplemented to reconcile the references to the redemption price in the Compulsory Redemption, to identify examples of “special cause” and to discuss the effect of a finding of special cause on the redemption price.

Parent respectfully submits, on the advice of Thermo Fisher’s Swedish counsel, that given that Buyer will propose to pay an amount equal to the Offer Consideration in the Compulsory Redemption, as required by the Purchase Agreement, the price per Share or ADS paid to shareholders in the Compulsory Redemption, which will be decided by the Arbitral Tribunal, cannot be lower than the Offer Consideration (unless a Minority Shareholder seeks to be paid an amount lower than the Offer Consideration). As such, consistent with Section 13e-3(g)(1) of the Exchange Act, the consideration offered to minority shareholders in the Compulsory Redemption proceeding will be at least equal to the highest consideration offered during the Offer.

17.
See our comment above regarding the fact that Buyer may waive or reduce the Minimum Tender Condition. The disclosure on page 48 of the Offer to Purchase states that “[u]pon consummation of the Compulsory Redemption, Olink will become part of Parent’s Life Sciences Solutions segment.” Revise and expand to discuss specific plans for Olink if the Compulsory Redemption does not occur or if the Offer is consummated below the 90% acceptance level. Similarly, in the next section on page 48 of the Offer to Purchase, please explain whether, in that circumstance, the ADSs will continue to trade on Nasdaq.

Response 17:

Please see our response to Comment #5 above, including the revised disclosure in Section 13—“Purpose of the Offer; Plans for Olink” on page 50 of the Offer to Purchase.

Conditions to the Offer, page 49

18.	On page 50 of the Offer to Purchase, briefly describe the “certain developments” that may allow the Buyer to terminate this Offer.

Response 18:

In response to the Staff’s comment, the disclosure in Section 16—“Conditions to the Offer” on page 52 of the Offer to Purchase has been supplemented to describe the “certain developments” that may allow the Buyer to terminate the offer.

19.
Refer to the following statement made on page 50 of the Offer to Purchase: “The foregoing conditions are in addition to, and not a limitation of, the rights of Parent and Buyer to extend, terminate, amend and/or modify the Offer pursuant to and in accordance with the Purchase Agreement.” All Offer conditions should be listed in this section. Please revise here and where similar language appears in the Summary Term Sheet section.

Response 19:

Parent acknowledges the Staff’s comment and respectfully advises the Staff that all conditions to the Offer are described in the bulleted list of offer conditions beginning on page 50 of the Offer to Purchase. The statement identified in the Staff’s Comment #19 was included to make clear that the existence of the conditions to the Offer does not in any way limit the parties’ ability to terminate, amend and/or modify the Offer pursuant to and in accordance with the Purchase Agreement.

In response to the Staff’s comment, the disclosure in the Summary Term Sheet in response to the question “What are the most significant conditions to the Offer?” on page 6 of the Offer to Purchase and in Section 16—“Conditions to the Offer” on page 53 of the Offer to Purchase has been supplemented to include all Offer Conditions and to clarify that there are no other conditions to the Offer.

20.
Refer to the following statements made on page 50 of the Offer to Purchase: “The Offer Conditions are for the benefit of Parent and Buyer and may be waived (where permitted by applicable law) by Parent or Buyer in whole or in part at any time or from time to time prior to the Expiration Time, in each case, subject to the terms and conditions of the Purchase Agreement. The failure by Parent or Buyer at any time to exercise any of the foregoing rights will not be deemed a waiver of any such right, and each such right will be deemed an ongoing right which may be asserted at any time and from time to time.” If an Offer Condition is “triggered” while the Offer is pending, in our view, the Parent or Buyer must promptly inform shareholders whether they will assert the condition and terminate the Offer, or waive it and continue. Reserving the right to waive a condition “at any time and from time to time” is inconsistent with your obligation in this regard. While you have clarified that this discretion is subject to applicable law, it is not clear what this qualification means in this context. Please revise your disclosure, consistent with the views expressed here.

Response 20:

In response to the Staff’s comment, the disclosure in Section 16—“Conditions to the Offer” on page 53 of the Offer to Purchase has been supplemented.

Certain Legal Matters; Regulatory Approvals, page 50

21.
Refer to the following statement made on page 51 of the Offer to Purchase: “except for observance of the waiting periods and the obtaining of the required approvals summarized under the sub-heading `United States Antitrust Compliance’ and `Foreign Competition and Investment Laws’ below in this Section 17, we do not currently intend to delay acceptance for payment of Offer Securities tendered pursuant to the Offer pending the outcome of any such matter.” Please revise your disclosure to clarify whether you intend to delay acceptance for payment of Offer Securities in order to obtain required approval under antitrust laws in Germany, Iceland or elsewhere. If there exists the possibility that you will allow the Offer Period to expire but will delay acceptance of or payment for tendered Shares, pending receipt of required regulatory approvals, this possibility and the potential impact on shareholders should be prominently disclosed in the Offer to Purchase. Please revise or advise.

Response 21:

In response to the Staff’s comment, the disclosure in Section 17—“Certain Legal Matters; Regulatory Approvals” on page 53 of the Offer to Purchase has been supplemented to clarify that the Offer may be extended, and acceptance for payment of Offer Securities may be delayed, in order to allow for time to satisfy the Regulatory Condition.

22.
See our comments above regarding your assertion that “in the Compulsory Redemption, shareholders will receive the same price per Share as the Offer Consideration” and that therefore, the acquisition of Shares pursuant to the Compulsory Redemption will not constitute a going private transaction subject to Rule 13e-3. However, on page 52 of the Offer to Purchase, you state the following: “If there is a disagreement between the Parent and Buyer and the minority shareholders regarding the price for the outstanding Offer Securities to be purchased in the Compulsory Redemption, the matter is decided by the Arbitral Tribunal, based on the provisions of the Swedish Companies Act.” Please revise or advise.

Response 22:

Please see our response to Comment #16 above (and corresponding revised disclosure).

If you have any questions regarding the contents of this letter, please do not hesitate to contact us.

Sincerely,

Ting S. Chen Bethany Pfalzgraf

Christina Chalk, Shane Callaghan and Eddie Kim
Division of Corporation Finance
Office of Mergers & Acquisitions
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Copy to:

Michael A. Boxer, Thermo Fisher Scientific, Inc.

VIA EDGAR